November 3, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	US Federal Properties Trust, Inc.
Request for Withdrawal of Registration Statement on Form S-11 (File No. 333-166799)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”) US Federal Properties Trust, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the above-referenced Registration Statement on Form S-11, including all exhibits thereto (File No. 333-166799), as originally filed with the Commission on May 13, 2010, and most recently amended on October 4, 2010.

The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions and believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, in accordance with paragraph (a) of Rule 477 of the Securities Act. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (816) 531-2082 or Robert R. Kaplan, Jr. of Gregory Kaplan, PLC, counsel to the Registrant, at (804) 897-0645.

Very Truly Yours,

US Federal Properties Trust, Inc.

By:	/s/ Richard Baier
Name:	Richard Baier
Title:	Chief Executive Officer